May 2, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	VS MEDIA Holdings Ltd
Registration Statement on Form F-1
File No. 333-286658

Ladies and Gentlemen:

As the placement agent of the proposed offering of VS MEDIA Holdings Ltd (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 5:00 p.m., Eastern Time, on May 6, 2025, or as soon thereafter as is practicable.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Joseph Gunnar & Co., LLC

By:	/s/ Peter Serra
Name:	Peter Serra
Title:	Head of Investment Banking